UJI TIME CAFE CROUP

BALANCE SHEET
As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
11001 Business Checking 1957	28,766.36
11002 Business Saving	2,001.41
11003 Cash on hand	1,900.00
Total Bank Accounts	**$32,667.77**
Other Current Assets	
13001 Prepayment	6,737.00
Total Other Current Assets	**$6,737.00**
Total Current Assets	**$39,404.77**
Fixed Assets	
15101 Furniture and Fixture	24,468.00
Furniture Acc.Depre.	-24,468.00
Total 15101 Furniture and Fixture	**0.00**
15102 Machinery & Equipment	137,766.33
Equip.Accumulated Depletion	-129,920.00
Total 15102 Machinery & Equipment	**7,846.33**
15103 Leasehold Improvements	154,129.58
15104 Vehicles	59,788.60
Vehicles Acc. Depre.	-18,000.00
Total 15104 Vehicles	**41,788.60**
15200 Intangible Assets	21,000.00
Total Fixed Assets	**$224,764.51**
Other Assets	
15201 Goodwill	30,000.00
15202 Accumulated Amortization of Other Assets	-5,950.00
16000 Security Deposits	19,246.67
Total Other Assets	**$43,296.67**
TOTAL ASSETS	**$307,465.95**

UJI TIME CAFE CROUP

BALANCE SHEET
As of December 31, 2018

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
21001 Sharon Chase Credit Card	2,717.58
21003 Doug Chase Credit Card	711.03
Douglas Sharon sub-account	1,299.35
Total 21001 Sharon Chase Credit Card	**4,727.96**
21002 John Credit Card 3050	5,505.02
21005 Benson AE credit card	1,823.24
Total Credit Cards	**$12,056.22**
Other Current Liabilities	
20001 Payroll Clearing	0.00
20003 Employee Tips Payable	0.00
20004 Sales Tax Payable	19,433.22
Total Other Current Liabilities	**$19,433.22**
Total Current Liabilities	**$31,489.44**
Long-Term Liabilities	
22002 Other Long Term Liabilities	44,469.36
Total Long-Term Liabilities	**$44,469.36**
Total Liabilities	**$75,958.80**
Equity	
30000 Opening Balance Equity	0.00
32000 Undistributed Retained Earnings	193,124.24
Net Income	38,382.91
Total Equity	**$231,507.15**
TOTAL LIABILITIES AND EQUITY	**$307,465.95**